KINDER MORGAN ENERGY PARTNERS, L.P. AND SUBSIDIARIES

EXHIBIT 12 – STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars In millions except ratio amounts)

	Year Ended December 31,
	2008	2007	2006	2005	2004
Earnings:
Pre-tax income from continuing operations before
cumulative effect of a change in accounting principle
and before adjustment for minority interest and equity
earnings (including amortization of excess cost of
equity investments) per statements of income	$1,182.5	$430.5	$965.8	$760.1	$769.6
Add:
Fixed charges	467.4	444.8	383.7	293.8	215.5
Amortization of capitalized interest	3.0	2.0	1.3	0.8	0.6
Distributed income of equity investees	158.0	101.6	66.3	61.1	63.9
Less:
Interest capitalized from continuing operations	(48.6)	(31.4)	(20.3)	(9.8)	(6.3)
Minority interest in pre-tax income of subsidiaries	(0.3)	(0.5)	(0.5)	(0.4)	(0.1)
with no fixed charges
Income as adjusted	$1,762.0	$947.0	$1,396.3	$1,105.6	$1,043.2

Fixed charges:	$446.8	$428.5	$365.8	$278.2	$202.5
Interest and debt expense, net per statements of
income (includes amortization of debt discount,
premium, and debt issuance costs; excludes
capitalized interest)
Add:
Portion of rents representative of the interest factor	20.6	16.3	17.9	15.6	13.0
Fixed charges	$467.4	$444.8	$383.7	$293.8	$215.5

Ratio of earnings to fixed charges	3.77	2.13	3.64	3.76	4.84